AGBA GROUP HOLDING LIMITED

AGBA Tower

68 Johnston Road

Wan Chai, Hong Kong SAR

VIA EDGAR

August 24, 2023

U.S. Securities & Exchange Commission

Office of Finance

Division of Corporation Finance

100 F Street, NE

Attn: John Stickel and Susan Block

Re:	AGBA Group Holding Ltd.

Registration Statement on Form S-1

Filed on April 26, 2023

File No. 333-271456

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AGBA Group Holding Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on August 28, 2023, or as soon as thereafter practicable.

AGBA GROUP HOLDING LIMITED

By:	/s/ Shu Pei Huang, Desmond
	Name:	Shu Pei Huang, Desmond
	Title:	Acting Group Chief Financial Officer